EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to July 5, 2022
_____________________________

June 6, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 01, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 305,000
Date of transaction: June 01, 2022
Price paid per share: £93.120000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 18,184,291 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,986,891.
The figure of 213,986,891 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6461N_1-2022-6-1.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 8, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 07, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 122,420
Date of transaction: June 07, 2022
Price paid per share: £94.870715
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 18,306,711 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,864,471.
The figure of 213,864,471 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0579O_1-2022-6-7.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 9, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 08, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 156,208
Date of transaction: June 08, 2022
Price paid per share: £94.368177
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 18,462,919 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,708,263.
The figure of 213,708,263 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2367O_1-2022-6-8.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 10, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 09, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 133,845
Date of transaction: June 09, 2022
Price paid per share: £93.100000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 18,596,764 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,574,418.
The figure of 213,574,418 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3913O_1-2022-6-9.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 13, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 10, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 200,000
Date of transaction: June 10, 2022
Price paid per share: £91.460000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 18,796,764 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,374,418.
The figure of 213,374,418 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5419O_1-2022-6-10.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 14, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 13, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 150,000
Date of transaction: June 13, 2022
Price paid per share: £89.520000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 18,946,764 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,224,418.
The figure of 213,224,418 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7130O_1-2022-6-13.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 15, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 14, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 72,784
Date of transaction: June 14, 2022
Price paid per share: £90.787183
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 19,019,548 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,151,634.
The figure of 213,151,634 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8899O_1-2022-6-14.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 16, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 15, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 99,161
Date of transaction: June 15, 2022
Price paid per share: £91.300000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 19,118,709 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 213,052,473.
The figure of 213,052,473 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0477P_1-2022-6-15.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 17, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 16, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 153,000
Date of transaction: June 16, 2022
Price paid per share: £86.800000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 19,271,176 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 212,900,006.
The figure of 212,900,006 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2100P_1-2022-6-16.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 20, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 17, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 152,000
Date of transaction: June 17, 2022
Price paid per share: £89.165748
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 19,423,176 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 212,748,006.
The figure of 212,748,006 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3802P_1-2022-6-17.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 21, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 20, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 158,000
Date of transaction: June 20, 2022
Price paid per share: £89.596422
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 19,581,176 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 212,590,006.
The figure of 212,590,006 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6548P_1-2022-6-21.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 22, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 21, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 153,000
Date of transaction: June 21, 2022
Price paid per share: £90.046913
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 19,734,176 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 212,437,006.
The figure of 212,437,006 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7064P_1-2022-6-21.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 23, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on June 22, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 110,000
Date of transaction: June 22, 2022
Price paid per share: £87.920000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 19,844,176 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 212,327,006.
The figure of 212,327,006 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8662P_1-2022-6-22.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 28, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 152,744 of its ordinary shares in the period from June 24, 2022 up to and including June 24, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
June 24, 2022	152,744	9,046.2394	XLON

The Company intends to hold these shares in treasury. Including shares which have been purchased but not yet settled, the Company holds 19,995,729 shares in treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 212,175,453. The figure of 212,175,453 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3758Q_1-2022-6-27.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

July 5, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 307,026 of its ordinary shares in the period from June 27, 2022 up to and including July 1, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
June 27, 2022	66,971	9262.4085	XLON
June 28, 2022	66,519	9376.0000	XLON
June 29, 2022	23,436	9332.9189	XLON
June 30, 2022	92,896	9126.8978	XLON
July 1, 2022	57,204	9030.0000	XLON

The Company intends to hold these shares in treasury. Including shares which have been purchased but not yet settled, the Company holds 20,302,387 shares in treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 211,868,795. The figure of 211,868,795 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2780R_1-2022-7-4.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111